Exhibit 2.4

PROJECT DEVELOPMENT AGREEMENT

This Project Development Agreement (this "Agreement"), dated January 7, 2005, is made and entered into by and between Sonerra Resources Corporation ("Sonerra"), a Texas corporation, whose address is P. O. Box 631627, Nacogdoches, Texas 75963-1627, and Nacogdoches Gas, L.L.C. ("Nacogdoches Gas"), a New Hampshire limited liability company, whose address is 1 New Hampshire Avenue, Suite 125, Portsmouth, NH 03801.

Sonerra currently owns and/or is acquiring from its affiliate, Pinnacle Energy Group, L.C., a Texas limited liability company ("Pinnacle"), and/or other third parties, certain undivided leasehold working interests in and to oil, gas and mineral leases and will continue to acquire oil, gas and mineral leases within the area outlined and shaded in yellow on Exhibit "A" attached hereto (the "Project Area") which Sonerra has identified as being prospective for hydrocarbon production. The Project Area may be expanded or otherwise amended by written consent of the parties hereto.

Sonerra and Nacogdoches Gas desire to set forth the terms under which Nacogdoches Gas shall acquire undivided leasehold working interests in oil, gas and mineral leases and participate in the drilling and development of wells on such leasehold interests within the Project Area. The development by Sonerra and Nacogdoches Gas shall include the drilling of three (3) prospect wells, within the Project Area (the "Phase I Wells") and options for the drilling of up to five (5) separate sets of three (3) prospect wells each, within the Project Area (the "Optional Wells"), in accordance with the terms and conditions set forth herein. Each of the separate Phase I Wells and Optional Wells (if any) are sometimes hereinafter referred to as a "Project Well".

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is agreed by the parties as follows, to wit:

I.   PROJECT RESPONSIBILITIES.

A.   Sonerra shall act as operator of both the Phase I Wells and the Optional Wells. As operator, Sonerra shall be responsible for (i) acquiring the oil and gas leases within the Project Area, (ii) conducting such geological and geophysical analysis of the Project Area as may be required to identify various drilling prospects that are to be explored and developed and the corresponding location and objective(s) of each Project Well to be drilled in the Project Area, (iii) conducting all drilling, completion and producing operations and (iv) installing, managing and operating the gas gathering, transportation and marketing facilities, in the Project Area.

B.   Nacogdoches Gas shall provide financing for the Allocated Funding Percentage (as hereinafter defined) of the Total Prospect Costs (as hereinafter defined) for each Project Well. For the purposes of this agreement, the term "Total Prospect Costs" shall be defined as (i) the reasonable Acreage Consideration and G&G costs (each as defined or set forth in the Participation Agreement (hereinafter described) pertaining to each specific Project Well), and (ii) the actual costs of all drilling, testing, completing and equipping (including the costs of installing any gas gathering facilities and the wellhead production meter) of or for a Project Well.

C.   The specific rights and obligations of Sonerra, as operator, and Nacogdoches Gas, as participant, for each Project Well (including applicable standards of conduct) shall be set forth in the Participation Agreement that is executed for each such respective Project Well.   The terms of the Participation Agreement for each

Project Well shall grant Nacogdoches Gas the right, subject, however, to the specific limitations and conditions contained therein, to participate in the in-field development drilling of the proven undeveloped locations ("PUDs") relative to any such Project Well. The Participation Agreement for each Project Well shall be substantially similar in form and content to the terms of the exemplar Participation Agreement attached hereto as Exhibit B. This Agreement and the agreements contemplated herein include all horizons, intervals or formations to the extent stated in the Participation Agreement for each Project Well.

II.   PHASE I WELLS.

Sonerra agrees to drill and complete and Nacogdoches Gas agrees to finance three (3) Phase I Wells at locations of Sonerra's choice within the Project Area as follows:

1.   Completion of Phase I Wells. Sonerra shall make good faith efforts to drill and complete the Phase I Wells not later than 120 days after the Effective Date.

2.   Allocated Funding Percentage.   For each of the Phase I Wells, Nacogdoches Gas shall fund 100% of the Total Prospect Costs for each Phase I Well, less the total percentage funded by any current Sonerra investors, if any (which, in the aggregate, such funding by the current Sonerra investors shall not exceed 25% of the Total Prospect Costs of any Phase I Well). The resulting total net percentage of the Total Prospect Costs of each respective Phase I Well to be funded by Nacogdoches Gas shall be defined as the "Allocated Funding Percentage".

3.   <u>Funding.</u>   Nacogdoches Gas shall provide the Allocated Funding Percentage of the Estimated Total Prospect Costs (hereinafter defined) for each Phase I Well within fifteen (15) days of the receipt from Sonerra of (i) notification of (a) the Allocated Funding Percentage and (b) the Estimated Total Prospect Costs, and (ii) the Participation Agreement pertaining to each such Phase I Well. As used herein, the term "Estimated Total Prospect Costs" shall be defined as a reasonable estimate of the ultimate actual Total Prospect Costs to be determined by Sonerra for each separate Project Well, prior to the actual drilling of each such Project Well. If after the drilling and completion of any Project Well, the Estimated Total Prospect Costs (i) are found to be in excess of the actual Total Prospect Costs or (ii) are found to be less than the actual Total Prospect Cost, the refund of excess funding by Sonerra to Nacogdoches Gas or the funding of additional costs to Sonerra by Nacogdoches Gas relative to such Project Well, shall occur in accordance with the terms contained within the Participation Agreement pertaining to such matters.

III.   <u>THE SUNSTONE INTERESTS.</u>   In addition to financing its Allocated Funding Percentage of the Total Project Costs of the Phase I Wells, Nacogdoches Gas agrees to finance 100% of the purchase price, up to, but not exceeding $3.45 million, for the acquisition by Sonerra of the oil and gas interests, properties and assets within the Project Area, currently owned by SunStone Corporation (the "SunStone Interests"), as more particularly described in Exhibit "C" attached hereto. The terms of financing and acquisition of the SunStone Interests shall be definitively set forth in a separate written agreement between the parties hereto.

IV.   OPTIONAL WELLS.   Within two (2) years after the Effective Date, Sonerra shall propose to Nacogdoches Gas, five (5) separate sets containing three (3) Project Wells each ("the Optional Well Sets"). Nacogdoches Gas shall have the option (but not the obligation) to provide financing for the Total Prospect Costs for all of the Project Wells contained within each of the Optional Well Sets upon the same basis and subject to the same terms as provided for and with respect to the Phase I Wells, including, but not limited to, Article II. 2. (Allocated Funding) and Article II. 3. hereof (Funding), but exclusive, however, of Article II. 1. hereof (Completion of Phase I Wells). Sonerra shall provide a written proposal to Nacogdoches Gas for each Optional Well Set, which shall contain sufficient information for Nacogdoches Gas to make an informed decision regarding such proposal. In order to exercise its option to participate in the drilling of and provide financing for an Optional Well Set, Nacogdoches Gas shall provide written notice that it will provide financing for the Optional Well Set in accordance with the terms hereof within twenty (20) days of receipt of Sonerra's written proposal. Sonerra and Nacogdoches Gas agree that the written proposals for the Optional Well Sets shall be presented to Nacogdoches Gas separately and sequentially to enable Nacogdoches Gas to exercise its option with respect to each Optional Well Set. The written proposal for an Optional Well Set will be presented to Nacogdoches Gas after the completion of drilling operations on the second well and prior to the completion of the third well of the prior Optional Well Set. Notwithstanding any of the foregoing, if Nacogdoches Gas elects not or is deemed to have elected not to exercise its option with respect to any Optional Well Set, the rights of Nacogdoches Gas to participate in future wells shall automatically terminate and Sonerra shall be relieved of its obligation to propose any additional Optional Well Sets, provided, however, this agreement shall remain in full force and effect with respect to all Project Wells previously financed by Nacogdoches Gas. This Agreement may be extended by the written agreement of the parties hereto for additional Optional Well Sets.

V.   BALANCE ACCOUNT. Sonerra shall maintain an account, referred to herein as the "Balance Account", which shall tabulate and track on a continuous basis the net balance occurring as the difference between the (i) the Cumulative Project Costs, hereinafter defined, and (ii) the Cumulative Project Proceeds, as hereinafter defined, until Project Payout, as hereinafter defined. Sonerra shall furnish to Nacogdoches Gas a monthly Balance Account statement, which shall reflect all activity occurring in the Balance Account for the previous month period and the current net balance.

A.   Project Interests.   The Project Interests shall include (i) all Phase I Wells, (ii) all Optional Wells (collectively with the Phase I Wells, the "Project Wells"), and (iii) the SunStone Interests, which together with the Project Wells shall be referred to herein as the "Project Interests".

B.   Cumulative Project Costs.   "Cumulative Project Costs" are the sum of (i) the Allocated Funding Percentage of the Total Prospect Costs for the aggregate of all Project Wells, (ii) the purchase price of the SunStone Interests plus an amount equal to 10% of the actual purchase price of the SunStone Interests, and (iii) all workover and/or recompletion costs paid by Nacogdoches Gas prior to Project

Payout (as hereinafter defined), other than costs deducted from gross proceeds. All costs and expenses of drilling, completing, equipping, and operating (provided, however, Operator's overhead rates or fees set forth in the Participation Agreement or Operating Agreement shall be at such designated rates) any Project Well under this Agreement included in the Balance Account shall be at Sonerra's actual cost.

C.   Cumulative Project Proceeds.   "Cumulative Project Proceeds" are the sum of (i) the gross proceeds from oil and gas production received by Nacogdoches Gas from the Project Interests, after deducting (a) severance, production, windfall profit, ad valorem and other similar taxes payable on such production, (b) lessor's royalties, overriding royalties and like burdens with which the leasehold interests are burdened (provided that Sonerra shall not reduce the net revenue interest to less than the net revenue interest stated in the Participation Agreement for each Project Well), (c) Nacogdoches Gas' Ownership Interest (as hereinafter defined) share of the cost of operating the Project Wells and Nacogdoches Gas' share of the cost of operating the SunStone Interests during the period prior to Project Payout and (ii) all other revenue or proceeds (if any) received by Nacogdoches Gas and attributable to its ownership of or otherwise in any way relating to the Project Interests, including (a) any excess funds reimbursed by Sonerra to Nacogdoches Gas relative to the drilling, completion and development of the Project Wells and (b) any additional cash payments made by Sonerra to Nacogdoches Gas applied to and directed toward reducing the Balance Account.

D.   <u>Project Payout.</u>   The Cumulative Project Costs shall be considered as a debit dollar amount in the Balance Account and the Cumulative Project Proceeds shall be considered as a credit dollar amount in the Balance Account. Notwithstanding provisions contained within any individual Participation Agreement which define payout on a well-by-well basis, the term "Project Payout" shall mean the point in time when Nacogdoches Gas shall have recouped the Cumulative Project Costs from the Cumulative Project Proceeds (i.e. The net balance in the Balance Account reaches zero dollars).

E.   <u>Sales Prior to Project Payout.</u>   Prior to Project Payout, all sales by either party to this Agreement of any undivided leasehold interest or other interest or asset financed by Nacogdoches Gas subject and pursuant to the terms of this Agreement or any other relevant Agreements shall require the written consent of both Sonerra and Nacogdoches Gas. The proceeds received from all such sales shall be allocated and distributed 90% to Nacogdoches Gas and 10% to Sonerra until such point that Project Payout is achieved; at and after such point that Project Payout is achieved, all such proceeds shall be allocated and distributed 50% to Nacogdoches Gas and 50% to Sonerra.

F.   <u>Cash Reduction of Balance Account.</u> Sonerra shall have the right to make any number of additional cash payments to Nacogdoches Gas at any time(s) prior to Project Payout to reduce the Balance Account to any balance up to and including an amount that would effect and result in Project Payout occurring, all without penalty.

G.   <u>Audit.</u> Nacogdoches Gas has the right to audit the Balance Account and the Total Prospect Costs and operating costs of any Project Well or other costs financed under and pursuant to the terms of this Agreement, including those wells and other assets included within the SunStone Interests.

VI. <u>OWNERSHIP INTERESTS.</u>

A.   <u>Ownership Interests Prior to Project Payout.</u> Prior to Project Payout, Sonerra shall be carried by Nacogdoches Gas for a working interest percentage equal to ten percent (10.0%) of the Allocated Funding Percentage of the Total Prospect Costs (the "Carried Interest") in each Project Well (being the Carried Interest percentage and as more particularly described in the Participation Agreement relating to each such particular Project Well). The Carried Interest shall be free of the Allocated Funding Percentage of the Total Prospect Costs of each Project Well and the cost of plugging and abandoning each such well, it being agreed that Nacogdoches Gas shall bear and pay its Allocated Funding Percentage share of the Total Prospect Costs incurred in connection with each Project Well. The percentage in and relative to each Project Well occurring as the difference between (a) the Allocated Funding Percentage and (b) the Carried Interest percentage, shall be referred to herein as the "Ownership Interest" of Nacogdoches Gas in each such Project Well. Sonerra shall own the Carried Interest in and relative to each Project Well, which shall also be considered as "Sonerra's Ownership Interest" in each such Project Well. With respect to the Sunstone Interests prior to Project Payout, Nacogdoches Gas' Ownership Interest shall be ninety percent (90%) and Sonerra's Ownership Interest shall be ten percent (10%). Sonerra shall be responsible for paying its Carried Interest share of the operating costs, and Nacogdoches Gas shall be responsible for paying its Ownership Interest share of the operating costs of the Project Interests occurring prior to Project Payout.

B. Ownership Interests After Project Payout. At such time as Project Payout occurs with respect to the Project Interests, Nacogdoches Gas' Ownership Interest shall reduce to (a) a percentage equal to fifty percent (50.0%) of its Allocated Funding Percentage in each of the Project Wells and (b) fifty percent (50%) of the SunStone Interests, and Sonerra's Ownership Interest shall increase to (a) a percentage equal to fifty percent (50.0%) of the Allocated Funding Percentage in each of the Project Wells and (b) fifty percent (50%) of the SunStone Interests. Sonerra shall be responsible for paying its Sonerra Ownership Interest share of the operating costs, and Nacogdoches Gas shall be responsible for paying its Ownership Interest share of the operating costs of the Project Interests occurring after Project Payout.

VII. PROSPECTS OTHER THAN OPTIONAL WELLS. During the term of this Agreement, Sonerra may on one or more occasions present to Nacogdoches Gas a proposal for the drilling of a well in the Project Area that, due to existing contractual or other obligations, would result in Nacogdoches Gas acquiring an Allocated Funding Percentage of less than 75% in such well, and thereby not meet the minimum criteria to be considered a Project Well (an "Additional Well"). Nacogdoches Gas shall have the option to fund the Allocated Funding Percentage of the Total Prospect Costs for and thereby participate in the drilling and completion of each such

Additional Well. In the event that Nacogdoches Gas elects to so participate in any such Additional Well, such Additional Well shall be treated as if it is a Project Well with respect and made subject to the application of all terms hereof except for the conditions set forth under Article II.2. hereof, provided however, any such Additional Well shall not be considered an Optional Well under the terms of Section IV "Optional Wells".

VIII. SUBSEQUENT DEVELOPMENT WITHIN A PRODUCING UNIT.

A. Reentry of Wells. In the event that Sonerra proposes to reenter the wellbore of a Project Well for the purpose of re-completing such well in a different zone or horizon than previously tested, produced, or completed, Nacogdoches Gas shall have the option to fund the percentage of the costs of such proposed re-completion equal to its Ownership Percentage in existence with respect to such well at the time such well is re-completed. Each such re-completed Project Well in which Nacogdoches Gas funded its then existing Ownership Percentage of the re-completion costs shall be considered as a Project Well and subject to the applicable terms of this Agreement and the Operating Agreement in effect and pertaining to such Project Well immediately prior to its re-completion.

B. New Wells. A well proposed to be drilled on lands included within a producing unit previously established for a Project Well, but targeting the testing of and completion in a horizon, formation or interval other than that owned relative to the Project Well shall be defined as a "New Well". After such time that Nacogdoches Gas has funded twelve (12) or more Project Wells, it shall have the option to participate in the costs of the drilling and completion of a New Well for the percentage equal to the Allocated Funding Percentage determined in the manner described under Section II.A.2., hereof. If a New Well is proposed prior the completion of the fifth Optional Well Set, such New Well shall be considered and count as an Optional Well and accordingly, made subject to the terms of this Agreement. If a New Well is proposed after the completion of the fifth Optional Well Set but before Project Payout, such New Well shall be considered a Project Well and accordingly, made subject to the applicable terms of this Agreement. After receiving a written proposal from Sonerra regarding a New Well, Nacogdoches Gas must exercise its option by written notice to Sonerra within twenty (20) days of receipt of the written proposal or it shall be deemed to have elected not to exercise its option to participate in such New Well. In any event(s) that Nacogdoches Gas elects not to or is deemed to have elected not to participate in any particular New Well, it shall forfeit and relinquish all future rights to participate in and Sonerra shall be relieved of its obligation to offer or propose to Nacogdoches Gas, any additional or subsequent New Wells targeting the testing, completion and/or development of the same horizon, interval or formation for which such particular New Well was proposed.

IX.   NON-TRANSFERABILITY.   During the term of this Agreement, neither party may transfer to a third party any of its rights or obligations under this Agreement without the consent of the other party; provided that this restriction will not apply to a merger, consolidation, or transfer to an affiliate. In the event of a sale of all or substantially all of the assets of a party accruing hereunder, either party may transfer to a third party any of its rights or obligations under this Agreement, provided, however, and notwithstanding the foregoing, neither party hereto may transfer any of its rights or obligations accruing and set forth hereunder under Section IV. "Optional Wells", Section VII "Prospects Other Than Optional Wells" and Section VIII. "Subsequent Development Within a Producing Unit", without the written consent of the other party hereto.

X.   EFFECTIVE DATE.   The Effective Date of this Agreement shall be 7:00 a.m. on November 15, 2004.

XI.   FORCE MAJEURE.   In the event that Sonerra is prevented from fulfilling any of its obligations or responsibilities contemplated or required hereunder, including, but not limited to, the proposal of any Optional Wells, by reason of lack of equipment, labor or other materials, or by reason of fire, storm, flood, act of God, or rebellion, insurrection or riot, or by reason of differences with workmen or labor disputes, including strikes or lockouts, or by reason of failure of carriers to transport or to furnish facilities for transportation, or by reason of any federal or state laws, or any order, rule or regulation of government authority, or by reason of lack of drilling permits, insufficient oil, gas or mineral leases, or inability to secure a drilling rig or other equipment necessary to drill and/or complete any wells, or by reason of any other cause or causes beyond Sonerra's control, then, while so prevented, the period for performance shall be extended while and so long as Sonerra is prevented from fulfilling its obligations or responsibilities occurring pursuant to the terms of this Agreement.

XII.   NOTICES.   Any and all notices required to be given under this Agreement shall be in writing, signed by the party giving such notice and shall be delivered personally, telecopied, or sent by certified mail or overnight delivery by recognized courier service (such as Federal Express or UPS) to the other party at the addresses set forth below or at such other address as may be furnished in writing. The date of personal delivery, telecopy, or two (2) days after the date of mailing (or the next business day of delivery to a courier service) shall be the date of such notice. The addresses and representatives of the parties hereto shall be as follows:

Nacogdoches Gas, L.L.C.
1 New Hampshire Avenue, Suite 125
Portsmouth, NH 03801
Attn: Anthony M. Callendrello

Telephone No. 603-766-4990
Facsimile No. 603-766-4991
E-mail: acallendrello@baycorpholdings.com

Sonerra Resources Corporation
P. O. Box 631627
Nacogdoches, Texas 75963-1627
Attn: Scott Henderson

Telephone No. 936-569-9662
Facsimile No. 936-569-6866

XIII. <u>COMPLETE AGREEMENT.</u> This Agreement, the Exhibits hereto, the Participation Agreement and Operating Agreement relative to each Project Well, and the Agreement contemplated under Article III hereof, if consummated, constitute the entire agreement between Sonerra and Nacogdoches Gas with respect to the matters covered hereby. Should there be any conflict between the terms of this Agreement and the terms of any other agreement relating hereto, the terms of this Agreement shall take precedence.

XIV.   MISCELLANEOUS.

A.   Marketing of Production.   Prior to Project Payout, the parties shall mutually agree upon all matters relating to the marketing of production from the Project Interests. After Project Payout, Nacogdoches Gas retains the option to take its share of production in kind and to market its share of production from the Project Interests.

B.   Governing Law.   This Agreement shall be construed and governed by the laws of the State of Texas.

C.   Information.   Sonerra shall make available to Nacogdoches Gas and provide copies (with the exception of items 4 and 5 below), if requested, of the following information and reports:

1.   All easements, right-of-way agreements, licenses, and contracts relating to the Project Interests.

2.   Any natural gas purchase and sale agreements, processing agreements, processing contracts, gathering agreements, gathering contracts, and other contracts, and agreements relating to the Project Interests.

3.   All purchase, sale, assignments, and transportation agreements relating to the Project Interests.

4.   Sonerra's land and contract files pertaining to the Project Interests.

5.   Provided that Sonerra obtains ownership of the Oakridge 3-D seismic data relative to and as result of the acquisition of the SunStone Interests, pursuant to any previous contractual obligations, Nacogdoches Gas (its employees and/or consultants) shall be entitled to review and evaluate the

3-D seismic and geological data applicable to the Oakridge 3-D Seismic Area. During this review, Sonerra shall provide Nacogdoches Gas with reasonable access to Sonerra's computer workstation in order for Nacogdoches Gas to review and evaluate the 3-D seismic and geological data. Nacogdoches Gas shall not be entitled to copy, keep or otherwise remove any such data, however, Nacogdoches Gas may make any interpretations, drawings, maps or create other work product from such 3-D seismic and geological data.

D.   Confidentiality.   Nacogdoches Gas agrees to (i) keep confidential and treat as proprietary, all materials and data it receives from Sonerra, except as may be required under federal securities or other applicable laws or the regulations of any national securities exchange or quotation system on which Nacogdoches Gas or its affiliates are traded and (ii) not to compete with Sonerra for the acquisition of any mineral interest and/or in the development of any oil and gas properties within or within a distance of ten (10) miles of the Project Area. If requested by Sonerra, Nacogdoches Gas agrees to require any of its consultants or employees that it intends to employ or involve on its behalf relative to matters relating hereto, to execute a Non-Competition and Confidentiality Agreement of reasonable form and content acceptable to Sonerra.

E.   Notice of Claims.   Sonerra shall notify Nacogdoches Gas in writing of any claim, threatened litigation, or litigation related to any of the Project Interests.

F.   No Partnership.   This Agreement does not create a partnership, mining partnership, joint venture, corporation, association for profit, or any other business entity of any kind.

G.   Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of each party's respective successors, heirs, assigns, and legal representatives.

H.   Amendments and Waiver.   This Agreement may be amended only in writing by the mutual consent of all the parties.   No waiver of any provision of this Agreement shall arise from any action or inaction of any party, except by an instrument in writing expressly waiving the provision executed by the party entitled to the benefit of the provision.

I.   Severability.   If a court of competent jurisdiction determines that any clause or provision of this Agreement is void, illegal, or unenforceable, the other clauses and provisions of this Agreement shall remain in full force and effect and the clauses and provisions which are determined to be void, illegal, or unenforceable shall be limited so that they shall remain in effect to the extent permissible by law.

J.   Headings.   The headings of any article and/or section of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

K.   Counterparts.   This Agreement may be executed in separate and/or multiple counterparts, which taken together shall constitute the entire agreement.   It shall not be necessary that each party sign the same counterpart of this Agreement, only that each party sign at least one counterpart.   Each of the executed counterparts of this Agreement may be placed together so as to form one document and all taken together shall constitute one document.

EXECUTED, AGREED TO and ACCEPTED as of the date first above written.

SONERRA RESOURCES CORPORATION

By: /s/ W. Scott Henderson
     W. Scott Henderson
     President

NACOGDOCHES GAS, L.L.C.

By: /s/ Frank W. Getman Jr.
     Frank W. Getman Jr.
     Manager

Project Development Agreement
dated
January 7, 2005
between
Sonerra Resources Corporation
and
Nacogdoches Gas, LLC

List of Exhibits[1]

Exhibit A	Project Area Map
Exhibit B	Participation Agreement
Exhibit C	The Sunstone Interests

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[1] All disclosure schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.